

April 18, 2017

<u>Via E-Mail</u>
Lori A. Gelchion
Rogers & Hardin LLP
1700 International Tower
229 Peachtree Street NE
Atlanta, GA 30303

  Re: Security Land & Development Corporation
    Schedule TO-T filed on April 7, 2017
    Filed by AB Value Partners, LP and AB Opportunity Fund, LLC
    File No. 5-44752

Dear Ms. Gelchion:

  The Office of Mergers and Acquisitions has reviewed the filings listed above. Our comments follow. All defined terms have the same meaning as in the Offer to Purchase included as Exhibit 99(A)(1)(A) to the Schedule TO-T.

  Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase – General

1. Refer to General Instruction C of Schedule TO. Please provide the information required by Item 3 and 5-8 of Schedule TO for the control persons and entities specified.

Cover Page

2. While you are not required to distribute the offer materials into any foreign jurisdiction, tenders must be accepted from all shareholders wherever located. See Rule 14d-10 and guidance in Release No. 33-8957 (September 19, 2008). Please revise on the cover page and the disclosure under "Miscellaneous" on page 23 accordingly.

Background of the Offer, page 18

3. Expand this section to specify the number of shares and the proposed purchase price offered by ABVM in March 2017.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

If you have any questions regarding these comments or your filings in general, please feel free to contact me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions